UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____ )*

                                CompScript, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.0001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    204680102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Joel D. Mayersohn, Esq., Atlas, Pearlman, Trop, & Borkson, P.A.,
     200 East Las Olas Boulevard, Suite 1900, Fort Lauderdale, Florida 33301
                                 (954) 763-1200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                       SCHEDULE 13D
---------------------------------------                   -----------------------------------------
CUSIP No. 204680102                                               Page 2 of 5 Pages
---------------------------------------                   -----------------------------------------
---------------------------------------------------------------------------------------------------
1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | F.B.W. HOLDINGS, INC.
         | FRANKLYN B. WEICHSELBAUM
--------------------------------------------------------------------------------------------------
2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
         |                                                                                  (b)|_|
--------------------------------------------------------------------------------------------------
3        | SEC USE ONLY
         |
--------------------------------------------------------------------------------------------------
4        | SOURCE OF FUNDS*
         |
         | WC, PF, OO
         |
--------------------------------------------------------------------------------------------------
5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         |
--------------------------------------------------------------------------------------------------
6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | 1.  FLORIDA
         | 2.  UNITED STATES OF AMERICA
--------------------------------------------------------------------------------------------------
     Number of     |    7       SOLE VOTING POWER            NONE
       Shares      |
    Beneficially   |
      Owned by     |
        Each       |
     Reporting     |
       Person      |
        With       |
                   |------------------------------------------------------------------------------
                   |    8       SHARED VOTING POWER       162,500
                   |                                              *SEE ITEM 11 AS TO OPTION SHARES
                   |------------------------------------------------------------------------------
                   |    9       SOLE DISPOSITIVE POWER        NONE
                   | ------------------------------------------------------------------------------
                   |   10        SHARED DISPOSITIVE POWER     162,500
                   |                                              *SEE ITEM 11 AS TO OPTION SHARES
---------------------------------------------------------------------------------------------------
11       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         | 1,070,000 SHARES OF COMMON STOCK INCLUSIVE OF 907,500 SHARES UNDERLYING OPTIONS TO
         | PURCHASE COMMON STOCK
--------------------------------------------------------------------------------------------------
12       | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
         |
--------------------------------------------------------------------------------------------------
13       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         | 8.7% (BASED ON COMMON STOCK OUTSTANDING AT JANUARY 22, 1997)
--------------------------------------------------------------------------------------------------
14       | TYPE OF REPORTING PERSON*
         |
         | 1.  CO
         | 2.  IN
--------------------------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No. 204680102                                       Page 3 of 5 Pages

                                   ATTACHMENT
                                   ----------

ITEM 1. SECURITY AND ISSUER

      This report relates to the Common Stock (par value $.0001 per share) of CompScript, Inc. (the "Company") whose principal office is located at 1225 Broken Sound Parkway, N.W., Suite A, Boca Raton, Florida 33487.

ITEM 2. IDENTITY AND BACKGROUND

      (a)   Name:
            1.  F.B.W. Holdings, Inc.
            2.  Franklyn B. Weichselbaum

      (b)   Business Address/Principal Office:
            1.  6516 Via Rosa, Boca Raton, Florida 33433
            2.  6516 Via Rosa, Boca Raton, Florida 33433

      (c)   Present Principal Business/Occupation:
            1.  Investment Banking
            2.  Investment Banking

      (d)   Convictions:  None

      (e)   Suits and Proceedings:  None

      (f)   State of Incorporation/Citizenship:
            1.  Florida
            2.  U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The acquisition of securities described previously was derived from personal funds, loans from family members and Shulman & Associates, Inc. (balance of the loans outstanding to be negotiated).

ITEM 4. PURPOSE OF THE TRANSACTION

      F.B.W.   Holdings,   Inc.  and  Franklyn  B.  Weichselbaum   acquired  the
aforementioned securities for investment purposes only and not with the purpose or intent of acquiring control of the Company.

CUSIP No. 204680102                                       Page 4 of 5 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      F.B.W. Holdings, Inc. and Franklyn B. Weichselbaum together would be deemed to be the beneficial owner of 1,070,000 shares of Common Stock of the Company. F.B.W. Holdings, Inc. and Franklyn B. Weichselbaum together shares voting and dispositive power.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      (a) Stock Purchase and Options Agreement, dated January 3, 1997, between Gerard N. Altieri, Mark T. Altieri and Ronald J. Reith, as Sellers and Shulman & Associates or its assigns, as Buyer.

      (b) Assignment and Assumption, dated January 9, 1997, between Shulman & Associates, Inc., as Assignor and F.B.W. Holdings, Inc., as Assignee.

CUSIP No. 204680102                                       Page 5 of 5 Pages

                                   SIGNATURE


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 24, 1997                   F.B.W. Holdings, Inc.


                                          By:    /s/ Franklyn B. Weichselbaum
                                             -----------------------------------
                                          Name:  Franklyn B. Weichselbaum
                                          Its:  President


                                            /s/ Franklyn B. Weichselbaum
                                           -------------------------------------
                                           Franklyn B. Weichselbau

                                 STOCK PURCHASE
                              AND OPTION AGREEMENT


      This is an agreement ("Agreement") between Gerard N. Altieri, Mark T. Altieri, and Ronald J. Reith (collectively the "Seller") and Shulman & Associates ("Buyer") or its assigns made this 3rd day of January, 1997.

                             W I T N E S S E T H:

      WHEREAS, Seller owns 1,070,000 shares (the "Shares") of CompScript, Inc. ("CPRX");

      WHEREAS, Seller wishes to sell 324,997 Shares (the "Contract Shares") to Buyer;

      WHEREAS, Seller wishes to grant an option to Buyer for the purchase of 745,003 shares (the "Option Shares");

      WHEREAS, Seller has been advised by Buyer and/or by other consultants to CPRX that CPRX is presently seeking acquisition or merger candidates which could be material to CPRX and that in fact an investment banker has recently met with CPRX which investment banker was introduced to CPRX by Shulman & Associates;

      WHEREAS, Buyer or his representative has been an affiliate of a consultant and advisor to CPRX for more than the past 12 months and is presently engaged to provide financial and public relations consulting services for CPRX;

      WHEREAS, Seller acknowledges that Buyer may be Shulman & Associates, or affiliates or assignees thereof.

      WHEREAS, Seller acknowledges that Buyer has from time to time and will have access to material information concerning CPRX which may not otherwise be available to persons who are not insiders of CPRX, including Seller;

      WHEREAS, however, there are no definitive agreements or understandings as of this date with respect to any merger or acquisition for CPRX;

      WHEREAS, notwithstanding the foregoing, Seller wishes to sell the Contract Shares and grant an option with respect to the Option Shares to Buyer;

      NOW, THEREFORE, the parties hereto agree as follows:

      1.    PURCHASE AND SALE OF CONTRACT SHARES.

            (a) Seller hereby agrees to sell the Contract Shares to Buyer at a purchase price per share of $4.00 per share.

            (b) Closing for the Contract Shares shall be on January 9, 1997 and January 27, 1997 at the offices of Buyer, with the following deliveries being required to close:

                  (i) On January 9, 1997, Buyer shall deliver a check for $649,992 for 162,498 Contract Shares and on January 27, 1997 Buyer shall deliver a check for $649,996 for the remaining 162,499 Contract Shares;

                  (ii) Seller shall deliver the Contract Shares free and clear of all liens, claims or encumbrances together with an executed stock power except that 162,498 of the Contract Shares shall be registered in the name of Shulman & Associates. Buyer acknowledges that the certificates for the Contract Shares and Option Shares contain a restricted legend imposed under Federal securities law and that Buyer is subject to applicable restrictions on the subsequent transferability of such shares.

      2.    GRANT OF FIRST OPTION.

            (a) In consideration for the purchase of the Contract Shares Seller hereby grants an irrevocable option (the "Option") to Buyer for the purchase of 510,002 of the Option Shares as follows:

                  (i) Seller hereby grants an Option to Buyer to purchase 510,002 Option Shares at $5.60 (the "First Option"). The First Option shall be exercisable by Buyer in whole or in part at any time and from time to time on or before July 9, 1997.

                  (ii) The foregoing notwithstanding, in the event the closing daily bid price for 10 consecutive trading days during the period January 9, 1997 through July 9, 1997 shall be $8.00 or greater per share, then and in that event Buyer shall be required to exercise the Option on July 9, 1997, irrespective of the market price for such First Option shares on July 9, 1997.

      3.    GRANT OF SECOND OPTION.

            (a) In consideration for the purchase of the Contract Shares Seller hereby grants an irrevocable option (the "Option") to Buyer for the purchase of an additional 235,001 of the Option Shares as follows:

                  (i) Seller hereby grants an Option to Buyer to purchase an additional 235,001 Option Shares at $6.50 per share (the "Second Option"). The Second Option shall be exercisable by Buyer in whole or in part at any time and from time to time on or before January 9, 1998.

                  (ii) The foregoing notwithstanding, in the event the closing daily bid price for 10 consecutive trading days during the period January 9, 1997 through January 9, 1998 shall be $10.00 per share or greater per share, then and in that event Buyer shall be required to exercise the Option on January 9, 1998, irrespective of the market price for such Second Option shares on January 9, 1998.

      4. ESCROW OF SHARES. Shares subject to the Options shall be held in escrow by Key Trust Company of Ohio, N.A., pending the exercise of the Options and the share certificates and transfer records of the Company shall bear a restrictive legend evidencing the Options granted Buyer. The Shares shall be deposited with the Escrow Agent within five business days from the date hereof.

      5.    SELLER'S PUT.

            (a) At any time commencing January 9, 1997 and ending January 9, 1998 Seller, at its option and provided the closing bid price of the CPRX Shares is not less than $6.00 per share for a period of 30 consecutive days, may put all or a portion of the Shares (including unexercised Option Shares) then held by Seller/Escrow Agent to Buyer at $3.30 per Share.

            (b) Closing for the put shall be 30 business days from written notice of the exercise of the put.

            (c) Seller shall be entitled to exercise the put on one occasion only.

      6.    EXERCISABILITY AND METHOD OF EXERCISE OF OPTION.

            (a) Subject to the provisions of this Agreement, the First Option and Second Option (collectively, the "Option") shall be exercisable by Buyer in whole or in part, at any time and from time to time.

            (b) Buyer shall notify Seller by written notice, of its intent to exercise the Option. Three business days thereafter, Buyer shall deliver to Seller a check for the exercise price and Seller shall issue in Buyer's name the Shares purchased by Buyer hereunder. This provision shall also be applicable if Buyer is required to exercise under Section 2(a)(ii), or 3(a)(ii).

      7. SHARES OF COMMON STOCK AS INVESTMENT. By accepting the Options and purchasing the Contract Shares, Buyer agrees that any and all Contract Shares and Option Shares purchased upon the exercise thereof, unless registered at the time of purchase under the Securities Act, shall be acquired for investment and not for distribution, and upon the issuance of any or all of the Contract Shares or Option Shares subject to the Option, Buyer shall deliver to Seller a representation in writing that such Contract Shares or Option Shares are being acquired in good faith for investment and not with a view to resale or distribution. Providing such representations are made, counsel to CPRX will advise its transfer agent that the Contract Shares and Option Shares so purchased upon exercise of the Option may be transferred without a registration statement.

      8.    ADJUSTMENT OF SHARES.

            If any time prior to the expiration or exercise in full of the Options, there shall be any increase or decrease in the number of issued and outstanding shares of the Common Stock held by Seller through the declaration of a stock dividend or through any recapitalization resulting in a stock split-up, combination or exchange of the Common Stock, then and in such event, appropriate adjustment shall be made in the number of Shares, and the exercise price per Option Share thereof, that remain unexercised under the Options, so that the same percentage of the Company's Shares held by Seller shall remain subject to purchase at the same aggregate exercise price.

      9.    TAKEOVER OR ACQUISITION OF CPRX.

            In the event of a public  announcement  by CPRX (and  providing  the transaction ultimately closes), for the acquisition of the stock or substantially all of the assets of CPRX or a merger in which CPRX is not the surviving entity or in the case of a reverse merger in which the current shareholders of CPRX are not the controlling shareholders of the entity following the reverse acquisition within 30 days after or anytime before the exercise of the Contract Shares, First Option or Second Option at a price per share in excess of $9.00 per share, then and in that event Sellers shall be paid 20% of the amount in excess of $9.00 per share. Such payment shall be made in the same kind as received as consideration for the Shares.

      10.   REPRESENTATION AND WARRANTIES.

      (a) As an inducement for Buyer to enter into this Agreement, Seller represents and warrants:

                  (i) Seller has the lawful power and authority to enter into this Agreement;

                  (ii) Except as noted in Section 1(b)(ii), Seller owns the Shares free and clear of all liens, claims or encumbrances;

                  (iii) Seller acknowledges the statements made in the preamble of this Agreement including statements to the effect that Buyer or its affiliates may have access to information which may not be public in nature including possible mergers or acquisitions for CPRX and that there has been significant trading activities in the securities of CPRX; and

                  (iv) Seller is not aware of any material adverse information with respect to CPRX except as such information may be included in CPRX filings with the SEC or in CPRX financial statements.

            (b) As an inducement for Seller to enter into this Agreement, Buyer represents and warrants:

                  (i) Buyer has the lawful power and authority to enter into this Agreement.

                  (ii)  The  Shares   acquired   hereby  will  be  acquired  for
                  investment   purposes  and  not  with  a  view  to  resale  or
                  distribution.

                  (iii) Prior to the execution of the Agreement, there has been to Buyer's knowledge, free disclosure of any substantive and material conversations or discussions with a prospective acquisition of CPRX or the assets of CPRX.

      11. BINDING EFFECT. Except as otherwise expressly provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, legal representatives, successors and permitted assigns.

      12. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without giving effect to the conflict of laws principles thereof.

      13.   REPRESENTATION   BY  COUNSEL.   Both  Buyer  and  Seller  have  been
represented by counsel and Seller acknowledges that counsel for Buyer is also counsel for CPRX.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                          SELLERS:


                                             /s/ Gerard N. Altieri
                                          --------------------------------------
                                          Gerard N. Altieri


                                             /s/ Mark T. Altieri
                                          --------------------------------------
                                          Mark T. Altieri


                                            /s/ Ronald J. Reith
                                          --------------------------------------
                                          Ronald J.  Reith


                                          BUYER:

                                          SHULMAN & ASSOCIATES

                                          By:  /s/ Manny Shulman, President
                                          --------------------------------------
                                                Manny Shulman, President

                          ASSIGNMENT AND ASSUMPTION

      THIS ASSIGNMENT AND ASSUMPTION is made as of January 9, 1997, by and between Shulman & Associates, Inc., a Florida corporation (the "Assignor") and F.B.W.
Holdings, Inc., a Florida corporation (the "Assignee").

      WHEREAS, Assignor entered into a Stock Purchase and Option Agreement with Gerard N. Altieri, Mark T. Altieri and Ronald J. Reith (collectively the "Sellers"), dated January 3, 1997 (the "Agreement"), pursuant to which the Sellers agreed to sell 324,997 shares (the "Shares") of CompScript, Inc. ("CPRX") to Assignor and granted to Assignor two irrevocable options to purchase a total of 745,003 shares (the "Option Shares") of CPRX; and

      WHEREAS, the Agreement provides that said Agreement is assignable by Assignor; and

      WHEREAS, Assignor entered into an Escrow Agreement with Sellers and Key Trust Company of Ohio, N.A., dated January 9, 1997 (the "Escrow Agreement"), whereby the parties thereto agreed to place the Option Shares in escrow pending the exercise of the options.

      WHEREAS, Assignor and Assignee have agreed that Assignor will assign, and Assignee will assume, all of Assignor's right, title and interest in and to, and obligations arising under the Agreement and the Escrow Agreement; and

      NOW, THEREFORE, for valuable consideration paid to Assignor, the receipt and sufficiency of which is hereby acknowledged, and in further consideration of the mutual covenants and agreements contained herein, and pursuant to the terms of this Assignment and Assumption, Assignor does hereby sell, transfer, assign and deliver to Assignee and its successors and assigns all of Assignor's right, title and interest in and to the Agreement; and Assignee hereby assumes all liabilities and obligations hereafter arising out of the Agreement.

      IN WITNESS WHEREOF, the undersigned representatives of Assignor and Assignee having been duly authorized, have caused this Assignment and Assumption to be duly executed as of the date first written above.

Assignor:                           SHULMAN & ASSOCIATES, INC.

                                    By:   /s/ Manny Shulman
                                    --------------------------------------------
                                    Its: President

Assignee:                           FBW HOLDINGS, INC.

                                    By:   /s/ Franklyn B. Weichselbaum
                                    --------------------------------------------
                                    Its:  President